

Mail Stop 3628

October 19, 2016

<u>Via E-mail</u>
Barbara J. Desoer
Director and Chief Executive Officer
Citibank, N.A.
388 Greenwich Street
New York, New York 10013

>   **Re: Citibank Credit Card Issuance Trust**
>   **Citibank Credit Card Master Trust I**
>   **Citibank N.A.**
>   **Amendment No. 2 to Registration Statement on Form SF-3**
>   **Filed October 4, 2016**
>   **File Nos. 333-208054, 333-208054-01 and 333-208054-02**

Dear Ms. Desoer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2016 letter.

Prospectus Summary

Interest Payments, page 21

1.   We note your revisions in response to prior comment 6 and reissue in part. Your disclosure at the bottom of page 22 indicates that interest payments for floating rate notes will be made monthly, which is now inconsistent with your revised disclosure on page 5 indicating that interest payments may be made on other schedules, such as monthly, quarterly, and semi-annually. Please revise.

New Requirements for SEC Shelf Registration

Asset Representations Review – Asset Review, page 153

2. We note your disclosure that "[i]f any test was performed in connection with a prior asset review, the asset representations reviewer will not perform such test again in connection with any additional asset review, but will include the determination of such previous test in the review report for the current asset review." To the extent an asset representations review was conducted previously with respect to a receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such additional limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "Regulation AB II Adopting Release"). Please also revise your transaction documents where appropriate.

Dispute Resolution, page 156

3. We note your revisions in response to prior comment 15. We also note your revisions to state that a Requesting Party may refer a matter to dispute resolution if a "repurchase has not occurred within 180 days" of receipt of written notice of a request to repurchase an asset. Please revise to clarify that dispute resolution is available if the repurchase request has not been resolved within 180 days of the request. See General Instruction I.B.1(c)(A) of Form SF-3. Also refer to Section V.B.3(a)(3)(c) of the Regulation AB II Adopting Release (expressing the Commission's agreement with commenters' position that "'resolved' is more appropriate than 'repurchased' because repurchased could have the unintended effect of restricting resolution of a repurchase request only to repurchasing the asset" and the Commission's position that investors should be able to utilize the dispute resolution provision not only in connection with those requests in which the sponsor has failed to respond in a timely manner but also for those requests in which investors believe that the resolution offered by the sponsor does not make them whole). Please also revise your transaction documents where appropriate.

4. We also note your revisions to state that "the master trust trustee or *any holder of an investor certificate that gave notice of such breach of a representation and warranty* (referred to as the Requesting Party) will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration" (emphasis added). Because all investors should be able to able to utilize the shelf dispute resolution provision, regardless of whether it previously participated in a repurchase request proceeding, please revise to provide that any holder of an investor certificate may have the right to refer the matter to third-party mediation or arbitration, regardless of whether that holder participated in the

initial repurchase demand. See Section V.B.3(a)(3)(c) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

<u>Review of Disclosure Regarding Master Trust Assets, page 176</u>

5. We note your response to prior comment 16. In particular, we note that you do not believe that the assistance provided by the third party described on page 177 does not result in the production of reports considered a "due diligence report" within the meaning of Exchange Act Rule 15Ga-2. Please provide us with your legal analysis of why the assistance provided by the third party, and any resulting findings and conclusions, is not covered by the definition of "due diligence services." Refer to Exchange Act Rules 17g-10(d)(i) and 15Ga-2.

<u>Annex VI – Outstanding Series, Classes and Sub-Classes of Notes and Annex VII – Outstanding Master Trust Series of Investor Certificates</u>

6. We note your revisions in response to prior comment 5 to add Annexes VI and VII, which include bracketed disclosure indicating that you will provide information about outstanding series, classes, and sub-classes of notes and outstanding series of investor certificates. Please revise these annexes to provide the information presently known and available to the registrant. You may continue to include bracketed disclosure for additional information that is currently unknown or not reasonably available. Refer to Securities Act Rule 430D.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Christopher Becker, Esq., Citigroup Inc.
        Christopher Lynch, Citigroup Inc.